Exhibit 1.02

Conflict Minerals Report

This is the Conflict Minerals Report for The Gorman-Rupp Company (the “Company” or “Gorman-Rupp”), filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2013 to December 31, 2013. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to defined “Conflict Minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain such Conflict Minerals which are necessary to the functionality or production of their products. The defined Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment.

If a registrant can establish that any of these Conflict Minerals in its products originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the Conflict Minerals in its products.

If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of these Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals source and chain of custody and must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

The report presented herein has not been audited by an independent private sector auditor, as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, then such audit is not required.

1.	Company Overview

The Gorman-Rupp Company (“Registrant”, “Gorman-Rupp” or the “Company”) was incorporated in Ohio in 1934. The Company designs, manufactures and globally sells pumps and pump systems for use in water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (“HVAC”), military and other liquid-handling applications.

2.	Products Overview

The Company’s product line consists of pump models ranging in size from  1⁄4 inches to nearly 180 inches and ranging in rated capacity from less than one gallon per minute to nearly one million gallons per minute. The types of pumps which the Company produces include self-priming centrifugal, standard centrifugal, magnetic drive centrifugal, axial and mixed flow, vertical turbine line shaft, submersible, high pressure booster, rotary gear, diaphragm, bellows and oscillating.

The pumps have drives that range from 1/35 horsepower electric motors up to much larger electric motors or internal combustion engines capable of producing several thousand horsepower. Many of the larger units comprise encased, fully integrated water and wastewater pumping stations. In certain cases, units are designed for the inclusion of customer-supplied drives.

The Company’s larger pumps are sold principally for use in the construction, industrial, water and wastewater handling fields; for flood control; for boosting low residential water pressure; for pumping refined petroleum products, including the ground refueling of aircraft; for fluid control in HVAC applications; and for various agricultural purposes.

The Company’s pumps are also utilized for dewatering purposes. Additionally, pumps manufactured for fire protection are used for sprinkler backup systems, fire hydrants, stand pipes, fog systems and deluge systems at hotels, banks, factories, airports, schools, public buildings and hundreds of other facilities throughout the world.

Many of the Company’s smallest pumps are sold to customers for incorporation into such products as food processing, chemical processing, photo processing, medical and other waste treatment, HVAC equipment, appliances and solar heating.

The Company determined that during the 2013 calendar year it manufactured some products containing some defined Conflict Minerals and that the use of these minerals is necessary to the functionality or production of these products.

3.	Supply Chain Overview

The Company’s supply chain is complex. There are multiple tiers between our company and the sources of its raw materials, including the refiners and smelters in our supply chain. Accordingly, we rely on our direct material suppliers to provide information on the origin of the Conflict Minerals contained in components which are included in our products. The methods we used to try to determine the origin of the defined Conflict Minerals in our products included:

•	sending letters to our direct material suppliers, explaining the rule and referring the suppliers to online training materials and instructions;
•	soliciting survey responses from relevant suppliers of components of our products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI);
•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete, and inaccurate responses; and
•	sending reminders to suppliers who did not respond to our requests for information.

4.	Reasonable Country of Origin Inquiry (RCOI)

The Company conducted an analysis of its products and found that the SEC defined Conflict Minerals, which are tin, tantalum, tungsten, and gold (3TG), can be found in some of our products and are necessary to the functionality or production of those products. Therefore, the Company is subject to the reporting obligations of Rule 13p-1.

We conducted a survey of our active suppliers using a template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template. The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. This template is being widely adopted by many companies in their due diligence processes related to Conflict Minerals.

5.	Conflict Minerals Status Analysis and Conflict Status Conclusion

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, the Company has concluded that its supply chain is “DRC conflict undeterminable”. The Company is making this determination because it does not have sufficient information from suppliers or other sources regarding all of the smelters and refiners that processed the necessary Conflict Minerals in the Company’s products to conclude whether the Conflict Minerals originated in the Covered Countries and, if so, whether the Conflict Minerals were from recycled or scrap sources or were or were not from other conflict free sources. A significant number of the responses the Company received from suppliers stated that the supplier was unable to determine whether the products they sold to us contained Conflict Minerals or the supplier was still in the process of evaluating the source of the Conflict Minerals in their products.

Although the Company’s current filing status is “DRC conflict undeterminable”, the Company is not aware that any of its products contain Conflict Minerals that originated from sources in the Covered Countries, and will not knowingly manufacture any such products.

6.	Due Diligence Program

The Company’s due diligence processes and efforts have been developed to conform in all material respects with the framework provided by The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework.

The Company will continue to conduct and report annually on supply chain due diligence for the applicable Conflict Minerals; examine the possibility of formalizing a Conflict Minerals sourcing policy; examine the possibility of establishing new terms and conditions that require responses to conflict mineral related inquires from its suppliers; and attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the Electronic Industry Citizenship Coalition / Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter Program.